Exhibit 12

Humana Inc.

Computation of Ratio of Earnings to Fixed Charges

	For the six months ended June,	For the twelve months ended December 31,
	2013	2012	2011	2010	2009	2008
	(Dollars in millions)
Income before income taxes	$1,384	$1,911	$2,235	$1,749	$1,602	$993
Fixed charges	108	178	178	157	160	128

Total earnings	$1,492	$2,089	$2,413	$1,906	$1,762	$1,121

Interest charged to expense	$70	$105	$109	105	106	80
One-third of rent expense	38	73	69	52	54	48

Total fixed charges	$108	$178	$178	$157	$160	$128

Ratio of earnings to fixed charges (1)(2)	13.8x	11.7x	13.6x	12.1x	11.0x	8.8x

Notes

(1)	For the purposes of determining the ratio of earnings to fixed charges, earnings consist of income before income taxes and fixed charges. Fixed charges include gross interest expense, amortization of deferred financing expenses and an amount equivalent to interest included in rental charges. One-third of rental expense represents a reasonable approximation of the interest amount.
(2)	There are no shares of preferred stock outstanding.